AMC Entertainment Holdings, Inc.

One AMC Way

11500 Ash Street

Leawood, Kansas 66211

June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	AMC Entertainment Holdings, Inc. – Request for Withdrawal Registration Statement on Form S-3 (File No. 333-228823)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AMC Entertainment Holdings, Inc. (the “Registrant”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-3 (File No. 333-228823), originally filed with the Commission on December 14, 2018, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), including the Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement filed with the Commission on March 4, 2020. The Registrant respectfully requests that such withdrawal be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement and Post-Effective Amendment were filed pursuant to an Investment Agreement that the Registrant entered into with certain of its security holders. The Investment Agreement was subsequently amended and restated and the “Registrable Securities” (as defined in the Investment Agreement”) were exchanged for different securities of the Registrant that were registered pursuant to the Registrant’s registration statement on Form S-3 (File No. 248481), originally filed with the Commission on August 28, 2020 and declared effective on September 30, 2020. The Registrant confirms that no securities have been issued or sold under the Registration Statement.

Please provide the Registrant with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions, please feel free to contact Corey Chivers (corey.chivers@weil.com / telephone: 212.310.8893) of Weil, Gotshal & Manges LLP.

Sincerely,

AMC Entertainment Holdings, Inc.

By:	/s/ Kevin Connor_____________________
Name:	Kevin Connor
Title:	Senior Vice President, General Counsel and Secretary

cc:	Via E-mail

Corey Chivers, Esq. (Weil, Gotshal & Manges LLP)